FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No. X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: First Quarter Results and Shareholder News dated 6 August 2003

SIGNATURES
Leica Geosystems reports strong first quarter results
First Quarter — Fiscal Year 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 7 August 2003	By:	/s/ Christian Leu Name: Christian Leu Title: Chief Financial Officer

Communication to Media

Detailed information at www.leica-geosystems.com

No 22e 1st Quarter Results FY2003/04 (6 August 2003)
Contact   Fritz Staudacher, Corporate Communications,
Phone +41 (0)79 201 5891	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Leica Geosystems reports strong first quarter results

☐	Sales from continuing operations increased 9.6% and 14.5% on a currency-adjusted basis.

☐	Operating costs declined by over 10%.

☐	Significant earnings growth:

•	EBIT increased to CHF 11.1 million from a loss of CHF (3.6) million.

•	EBITDA grew to CHF 28.1 million (16.9% of sales).

•	EPS of CHF 0.55 versus loss of CHF (1.51) in previous year.

•	Cash EPS of CHF 7.48 compared with CHF 6.33.

☐	Continued positive operating cash flow of CHF 7.1 million versus CHF 2.4 million (continuing operations).

Heerbrugg (Switzerland), 6 August, 2003 - Leica Geosystems (SWX: LGSN) today reported substantial growth in its first quarter sales and earnings. Commenting on the first quarter’s results, Hans Hess, CEO of Leica Geosystems, said: “The Company continued to make good progress in the first quarter with improvements in virtually all key financial metrics. First quarter sales profited from growth in all of our key geographic regions. Furthermore, the benefits of our lower cost base were evident in this quarter’s results, with the Company’s improved operating leverage working heavily in our favor. In terms of our markets, we continue to maintain our strong market position in the face of competition. Our excellent customer relationships, market-leading service and support capabilities, and innovative product portfolio, which will be further strengthened with new product launches later this year, will ensure that Leica Geosystems remains a leading player in all of our markets.”

Sales increase by 9.6%; currency-adjusted sales increase by 14.5%

Leica Geosystems’ sales from continuing operations (i.e., excluding sales of Wiltronic and Vectronix) increased by 9.6% in the first quarter, with revenues rising to CHF 165.9 million compared with CHF 151.3 million in the previous year. Sales growth was largely influenced by renewed growth in the Company’s Surveying & Engineering activities (+6.9%), combined with continued growth in Consumer Products (+27.5%), Metrology (+35.7%), Cyra (+18.4%) and Special Products (+30.5%). GIS & Mapping sales declined 4.3% as a result of the strengthening Swiss franc. Regionally, sales in Leica Geosystems’ European and Asia markets continued their strong performance. The Company also noted improved performance in its North American markets, which grew by 8.2 percent.

Operating costs decline 11% against the previous year

Leica Geosystems’ operating expenses continue to decline, and in the first quarter were CHF 76.4 million, down 11% from the previous year. Operating expense levels reflect a lower cost base after the completion of “FIT-together”, the Company’s cost reduction program concluded in fiscal year 2003. Operating costs were also favorably impacted by a low USD/CHF exchange rate in the current period.

EBITDA growth of 125%

Fueled by strong top-line growth, stable gross profit margins and lower operating expenses, first quarter earnings improved substantially. EBIT was CHF 11.1 million, or 6.7% of sales, compared with a loss of CHF (3.6) million from continuing operations in the previous year. EBITDA increased by 125% to CHF 28.1 million, or 16.9% of sales, compared with prior year EBITDA from continuing operations of CHF 12.5 million (8.2% of sales). EBITDA margins improved across all divisions. Strong margins were achieved in Surveying & Engineering (20.8%), Consumer Products (17.0%), and Metrology (22.5%). Earnings in GIS & Mapping were markedly higher than the breakeven results in the previous year with a margin of 7.8% for the quarter. Lastly, although the Company’s Cyra business continues to operate at an EBITDA loss, the Division reduced its EBITDA losses by over 50%, in large part due to operating cost reductions made in the previous year.

The Company recorded net income of CHF 1.2 million compared with a prior year net loss of CHF (3.4) million. Earnings per share rose accordingly, to CHF 0.55, compared with a net loss per share of CHF (1.51) in the previous year; cash earnings per share were CHF 7.48, compared with CHF 6.33 in the previous year.

Continued positive operating cash flow

Through strong earnings and relatively lower working capital investments compared with the previous year, the Company generated cash flow from operations of CHF 7.1 million in the first quarter compared with CHF 2.4 million (continuing operations) in the previous year. Leica Geosystems’ net debt increased by approximately CHF 12.5 million, or 8.1% during the quarter. The Company mentioned that its borrowing requirements are typically higher at the beginning of the fiscal year, reflecting seasonally higher receivables and investments in

Leica Geosystems, 6 August 2003	2	1st Quarter Results FY2003/04

inventory prior to the European summer holidays. Working capital in the first quarter also includes a CHF 7.0 million receivable for proceeds outstanding from the January 2003 Vectronix divestment. The Company stated that these funds had now been received and will be included in the second quarter cash flow.

Business Outlook — Second Quarter and Full Year 2004
(barring any unforeseen circumstances)

Given the solid performance in the first quarter, and maintaining its previous expectations for the second half-year, Leica Geosystems stated that it now expects top-line growth for the full year (from continuing operations) to exceed 5%, with growth likely to be in the range of 6% to 7%.

In terms of the second quarter, which has historically been the slowest quarter in its fiscal year, the Company stated that it expects sales from continuing operations to be level with, or slightly below, the prior year.

Leica Geosystems expects earnings to be higher in the second half of the year than the first, due primarily to higher sales and the timing of new product introductions, which are planned mostly for the third and fourth quarters. Leica Geosystems expects EBITDA margins to remain above the previous year and further expects full year net income to be positive, despite a possible net loss in the second quarter.

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Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

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Leica Geosystems, 6 August 2003	3	1st Quarter Results FY2003/04

1st Quarter Results FY2003/04 of Leica Geosystems at a Glance

	Current	Prior
	Year	Year
	(01.04.03 to	(01.04.02 to	Change
(in million Swiss francs)	27.06.03)	28.06.02)	(%)

ORDER INTAKE — Continuing operations	174.9m	172.4m	1.5%

SALES — Continuing operations	165.9m	151.3m	9.6%
Surveying & Engineering	101.4m	94.8m	6.9%
GIS & Mapping	23.2m	24.2m	-4.3%
Consumer Products	13.9m	10.9m	27.5%
Metrology	15.3m	11.3m	35.7%
New Businesses	3.3m	2.8m	18.4%
Special Products — Continuing operations	8.9m	6.8m	30.5%
Central Services	0.0m	0.5m	n.m.

Gross margin — Continuing operations
— in percentage of sales	52.5%	54.5%	-2.0pts

EARNINGS
EBITDA — Continuing operations	28.1m	12.5m	125.0%
— in percentage of sales	16.9%	8.2%

EBITA — Continuing operations	23.7m	15.6m	51.9%
— in percentage of sales	14.3%	10.3%

EBIT — Continuing operations	11.1m	-3.6m	n.m.
— in percentage of sales	6.7%	-2.4%

Operating profit — Continuing operations	10.8m	-3.6m	n.m.
— in percentage of sales	6.5%	-2.4%

Net income	1.2m	-3.4m	n.m.
— in percentage of sales	0.7%	-1.9%

Earnings per share (CHF)
— basic	0.55	-1.51	n.m.
— diluted	0.54	-1.51	n.m.

Cash earnings per share (CHF)
— basic	7.48	6.33	18.2%
— diluted	7.44	6.21	19.8%
— non-cash adjustments	15.30	17.66	-13.3%

Leica Geosystems, 6 August 2003	4	1st Quarter Results FY2003/04

1st Quarter FY 2003/04 Divisional Results

	Percentage	Division	Division	Division
	of Total	Sales	EBITDA	EBITDA
Division	Sales %	(CHF)	(CHF)	Margin

Surveying & Engineering	62%	101.4m	21.1m	20.8%
GIS & Mapping	14%	23.2m	1.8m	7.8%
Consumer Products	8%	13.9m	2.4m	17.0%
Metrology	9%	15.3m	3.4m	22.5%
New Businesses	2%	3.3m	-1.5m	-46.0%
Special Products	5%	8.9m	2.7m	30.2%
Central Services	0%	0.0m	-1.8m

Total 1st Quarter	100%	165.9m	28.1m	16.9%

*      *      *

Balance Sheet Summary*

	FY04	FY03	FY03	FY03	FY03
	June 27,	March 31,	Dec. 27,	Sep. 27,	June 28,
(In million Swiss Francs)	2003	2003	2002	2002	2002

Total Assets	693.1m	683.1m	749.1m	771.0m	770.0m
Net Debt**	166.5m	154.0m	220.3m	224.8m	247.6m
Total Equity	312.3m	313.6m	305.7m	309.5m	309.1m
Equity/Asset Ratio	45.1%	45.9%	40.8%	40.1%	40.1%
Net Working Capital (NWC)	128.2m	112.1m	143.3m	132.1m	147.9m
NWC/Sales	19.3%	16.0%	18.2%	17.7%	20.8%
Capital Expenditures on Tangible and Intangible Assets (excl. Goodwill)	11.8m	17.2m	11.7m	18.5m	14.4m
Goodwill	172.5m	177.5m	197.6m	216.4m	220.5m
Cash provided in Operating activities	7.1m	27.4m	16.2m	33.1m	-4.5m

*)	Balance Sheet as of March 31, 2003 reflects the impact of the divestments of Wiltronic AG and Leica Vectronix.

**)	Q1 FY04 amount is shown net of cash of CHF 1.5 million and capitalized debt issue cost/discounts of CHF 3.3 million.

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Shared Related Data

2'207'225 registered shares
—	@ 50 CHF nominal per share: Share capital CHF 110.4m
—	@ 141.5 CHF carrying amount per share: Shareholders’ equity: CH 312.3m
—	@ 102.2 CHF average quarterly share price: Market capitalization (average 1st quarter): CHF 225.6m

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Leica Geosystems, 6 August 2003	5	1st Quarter Results FY2003/04

Comprehensive and detailed information on Leica Geosystems’ first quarter FY 2003/04 results is available on our website
www.leica-geosystems.com, Investor Relations, Shareholder News No 12.

*      *      *

Files can be called up electronically: you can download the text file directly from the Internet with a double-click:
www.leica-geosystems.com.

*      *      *

Contact Person: George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435 Heerbrugg (Switzerland) — Internet: www.leica-geosystems.com
Telephone (direct)	+41 (0)71 727 3064	E-Mail	George.Aase@leica-geosystems.com
Telephone (operator)	+41 (0)71 727 3131	Fax	+41 (0)71 727 4678

Leica Geosystems, 6 August 2003	6	1st Quarter Results FY2003/04

Leica Geosystems, 6 August 2003	7	1st Quarter Results FY2003/04

Leica Geosystems’ Shareholder News

Issue 12 — Heerbrugg (Switzerland), 6 August, 2003

First Quarter — Fiscal Year 2004

Contents

Sales, Operating Expenses, Earnings

3
Balance Sheet and Cash Flow

4
Regional Results

5
Divisional Results

7
Other Matters
Business Outlook

9
Condensed Financial Statements

14
Notes to the Financial Information

First Quarter Highlights

•	Sales from continuing operations increased 9.6% and 14.5% on a currency-adjusted basis.
•	Operating expenses declined by over 10%.
•	Significant earnings growth:
•	EBIT increased to CHF 11.1 million from a loss of CHF (3.6) million;
•	EBITDA increased to CHF 28.1 million with a margin of 16.9%;
•	EPS of CHF 0.55 versus CHF (1.51) in previous year; cash EPS of CHF 7.48 compared with CHF 6.33.
•	Operating cash flow of CHF 7.1 million versus CHF 2.4 million (continuing operations) in previous year.
•	Lower Capital Expenditures (7.1% of sales vs. 9.3%) and improved net working capital ratio to sales at 19.3% versus 20.8% in previous year; free cash flow of CHF (4.8) million versus CHF (11.7) million.
•	Seasonally higher net debt at CHF 166.5 million (increase of CHF 12.5 million from fourth quarter).

Financial Overview

Continuing Operations

In accordance with IFRS 35, as a result of our divestments of Leica Vectronix AG and Wiltronic AG, our financial statements now segregate results between continuing and discontinued operations; continuing operations are those excluding Leica Vectronix AG and Wiltronic AG. To facilitate comparisons with the past, we have restated the quarterly results of fiscal year 2003 into this new format. Please refer to Footnote 4 in the attached financial statements for further details.

Sales and Order Intake

First quarter sales from continuing operations were CHF 165.9 million compared with CHF 151.3 million in the previous year, an increase of 9.6 percent. Sales grew by 14.5% on a currency-adjusted basis, reflecting the continued impact of the strengthening Swiss Franc on revenues. Sales growth was largely influenced by renewed growth in our Surveying & Engineering activities (+6.9%), combined with continued growth in Consumer Products (+27.5%), Metrology (+35.7%), Cyra (+18.4%) and Special Products (+30.5%); GIS & Mapping revenues declined by 4.3% due to the strengthening Swiss Franc. Order intake for the quarter was CHF 174.9 million, resulting in a book-to-bill ratio of 1.05.

Financial Overview

Gross Margin

With favorable contributions from high-range hardware products and increased software sales, margins remained above 50%. Compared with the first quarter of the previous year, margins were off slightly, primarily due to the relatively strong Swiss franc and increased competitiveness in certain product markets.

Operating Expenses

Operating expenses were CHF 76.4 million in the first quarter, down 11.3% from the previous year. Operating expense levels reflect our lower cost base after the completion of “Fit-together”, and were also favorably impacted by the lower USD/CHF exchange rate in the current period. The largest cost reductions were in General & Administrative expenses, which declined by 16%.

Operating expenses decline by 11.3% against previous year

Cash research and development costs declined by 11% compared with the previous year. However, amortization of previously capitalized costs increased to approximately the same level as new costs capitalized in the first quarter. As a result, net research and development costs increased by 1% over the previous year, and rose to 10% of sales compared with 9.2% in the previous year.

Intangible Assets

Intangible asset amortization includes the amortization of goodwill and capitalized product development costs (under IFRS 38). We amortize goodwill from our acquisitions over a 10-year period, and over 20 years for the goodwill from the 1998 Leica Geosystems Group LBO (55% of total goodwill). Capitalized product development costs are amortized over their useful life, which is, on average, three years. Goodwill amortization charges for the first quarter were CHF 4.0 million and capitalized product development amortization charges were CHF 8.2 million.

Currency Exposure

The Company has a net exposure to foreign currency movements of approximately CHF 119 million, of which approximately 15% is in US Dollars, 49% in Euro, and the balance in other currencies. Our corporate policy is to hedge a minimum of 40% of any net exposure twelve months forward. At the end of the first quarter, we have hedged approximately 61% of this net exposure for the coming twelve months.

Our balance sheet is also exposed to movements in exchange rates. Around 50% of our intangible assets are in US Dollars. We also have material levels of working capital in the United States. Net translation adjustments reduced equity by CHF 2.3 million in the first quarter.

Earnings

With strong sales, healthy gross profit margins and lower operating expenses, earnings improved significantly in the first quarter. EBIT grew to CHF 11.1 million, or 6.7% of sales, compared with a loss of CHF (3.6) million from continuing operations and total EBIT of CHF 4.0 million. Likewise, EBITDA rose materially, with current period EBITDA of CHF 28.1 million, or 16.9% of sales, compared with prior year EBITDA of CHF 12.5 million from continuing operations and total EBITDA of CHF 20.5 million.

Financing charges declined by CHF 3.7 million as a result of decreased interest costs on reduced debt levels and significantly lower translation

Financial Overview

losses on intercompany loans. Tax charges increased to CHF 4.0 million compared with a net benefit of CHF 2.2 million in the previous year. Taxes increased primarily as a result of proportionally higher taxable earnings outside of Switzerland.

Net income for the quarter was CHF 1.2 million compared with a prior year net loss of CHF (3.4) million. Earnings per share rose accordingly, to CHF 0.55, compared to a net loss per share of CHF (1.51) in the previous year.

Cash earnings per share increased by 18.2% to CHF 7.48, compared with CHF 6.33 in the previous year. Cash earnings per share are calculated as net earnings plus depreciation and non-cash amortization charges (i.e. goodwill and development cost amortization), non-cash currency translation losses and non-cash movements in provisions.

Balance Sheet and Cash Flow

Net working capital was 19.3% of sales at the end of the first quarter, reflecting seasonally higher levels of working capital in the first half of the fiscal year. Although higher than the fourth quarter, the net working capital ratio to sales is a marked improvement over the first quarter of the previous year, which was 20.8%. We continue to focus on reducing working capital investments through stringent credit and collection policies, optimization of supply-chain, inventory planning and logistics procedures, and prudent trade payables management.

Net Working Capital and Ratio to Sales

	First Quarter

	Current	Prior
	year	year
	(01.04.03 to	(01.04.02 to	Changes
(In million Swiss Francs)	27.06.03)	28.06.02)	(%)

ORDER INTAKE — Continuing operations	174.9	172.4	1.5%

SALES — Continuing operations	165.9	151.3	9.6%
Surveying & Engineering	101.4	94.8	6.9%
GIS & Mapping	23.2	24.2	-4.3%
Consumer Products (Disto)	13.9	10.9	27.5%
Metrology	15.3	11.3	35.7%
New Businesses	3.3	2.8	18.4%
Special Products — Continuing operations	8.9	6.8	30.5%
Central Services	0.0	0.5	n.m.

Gross margin — Continuing operations
— in percentage of sales	52.5%	54.5%	-2.0pts.

EARNINGS
EBITDA — Continuing operations	28.1	12.5	125.0%
— in percentage of sales	16.9%	8.2%

EBITA — Continuing operations	23.7	15.6	51.9%
— in percentage of sales	14.3%	10.3%

EBIT — Continuing operations	11.1	(3.6)	n.m.
— in percentage of sales	6.7%	-2.4%

Operating profit / (loss) —
Continuing operations	10.8	(3.6)	n.m.
— in percentage of sales	6.5%	-2.4%

Net income / (loss)	1.2	(3.4)	n.m.
— in percentage of sales	0.7%	-1.9%

Earnings per share (CHF)
— basic	0.55	(1.51)	n.m.
— diluted	0.54	(1.51)	n.m.

Cash earnings per share (CHF)
— basic	7.48	6.33	18.2%
— diluted	7.44	6.21	19.8%
— non-cash adjustments	15.30	17.66	-13.3%

Balance Sheet Summary	FY04	FY03	FY03	FY03	FY03
(see note 1)	June 27,	March 31,	Dec. 27,	Sep. 27,	June 28,
(Amounts in million Swiss Francs)	2003	2003	2002	2002	2002

Net Working Capital	128.2	112.1	143.3	132.1	147.9
Net Working Capital % of Sales	19.3%	16.0%	18.2%	17.7%	20.8%
Total Assets	693.1	683.1	749.1	771.0	770.0
Net Debt (see note 2)	166.5	154.0	220.3	224.8	247.6
Total Equity	312.3	313.6	305.7	309.5	309.1
Equity / Asset Ratio	45.1%	45.9%	40.8%	40.1%	40.1%
Capital Expenditures on Tangible and Intangible Assets	11.8	17.2	11.7	18.5	14.4
Goodwill	172.5	177.5	197.6	216.4	220.5
Cash provided in operating activities	7.1	27.4	16.2	33.1	-4.5

Note 1:
Balance Sheet as of 31 March, 2003 reflects the impact of the divestments of Wiltronic AG and Vectronix AG.

Note 2:
Q1 FY04 amount is shown net of cash of CHF 1.5 million and capitalized debt issue costs/discounts of CHF 3.3 million.

Financial Overview

Working capital in the first quarter also includes a CHF 7.0 million receivable related to proceeds outstanding from the January 2003 Vectronix divestment. These funds were received in July and will be included in the second quarter cash flow.

Significantly improved cash flow

Through strong earnings and relatively lower working capital investments, operating cash flow was CHF 7.1 million (4.3% of sales) in the first quarter compared with CHF 2.4 million (continuing operations) in the previous year. Capital Expenditures in the first quarter were CHF 11.8 million, split as follows; tangible capital expenditures of CHF 2.6 million, and intangible capital expenditures of CHF 9.2 million. Net of capital investments, we had a cash usage of CHF (4.8) million before proceeds from disposals, a significant improvement over the net usage of CHF (11.7) million in the previous year. Including cash generated from disposal of assets or used for acquisitions, cash flow for the current quarter was CHF (4.8) million, versus CHF (8.3) million in the previous year.

Net Debt & Net Debt to Equity Performance

Seasonally higher net debt in the first quarter

Net debt rose to CHF 166.5 million in the first quarter, an increase of approximately CHF 12.5 million. Borrowing requirements are typically higher in the first half of the fiscal year, reflecting seasonally higher receivables and investments in inventory prior to the European summer holidays. Additionally, the appreciation of the Euro in relation to the Swiss franc resulted in an increase of the recorded value of the high yield bonds by CHF 4.0 million. Net debt is comprised of Euro 65.0 million in long-term, high-yield bonds (equivalent to CHF 100.4 million at quarter end), CHF 64.2 million under the Revolving Credit Facility and CHF 1.9 million in various other borrowings.

Regional Results

Europe remains largest market with 52% of total company sales

The North American markets improved during the quarter despite ambiguous economic conditions, with sales growth of 8.2% over the previous year. The European markets remain a mixed picture, with slower demand in Germany offset by growing demand in Southern and Eastern Europe. Our Asian activities continue to benefit from increased market penetration in Australia and China. Additionally, sales in Asia benefited from improved performance by all divisions in Japan.

Regional Sales Growth

Strong growth in Asia and Europe, with encouraging growth in the Americas

Divisional Performance

Divisional Results

Surveying & Engineering Division

Sales grew by 6.9% in the first quarter, aided by recovery in the North American markets, strong growth in several European markets, and continued solid performance in China and Australia. On a currency-adjusted basis, first quarter sales increased by 10.6%, with 13% growth in local currency in North America. Several new products were launched this quarter, including the Division’s new GS20PDM — a GIS-GPS Professional Data Mapper, and the networked reference station software, Spider v1.0. Both products have been very well received in the market.

GIS & Mapping Division

On a currency-adjusted basis, GIS & Mapping revenues increased by 4.4% in the first quarter. The Division continues to benefit from strong software sales in the US defense sector. The development of the ADS and ALS markets remains positive, with sales of digital products approaching close to 50% of total hardware sales. Although the United States is the Division’s primary market, Asian markets, including Japan, are beginning to gain momentum.

Consumer Products Division

First quarter revenues increased by 27.5% over the previous year, marking the third consecutive quarter of +20% sales growth. Performance continues to be driven by demand for the new DISTOTM 5 products, particularly in Europe and Asia. The Division’s brand-label business remains a tremendous growth opportunity through increased penetration into new market segments.

	First Quarter

Sales and results	Current	Prior	Change
(In million Swiss Francs)	year	year	(mCHF)	(%)

SALES	101.4	94.8	6.6	6.9%
EBIT	16.6	11.9	4.7	40.0%
EBITDA	21.1	15.9	5.2	32.9%
EBITDA Margin	20.8%	16.7%	—	4.1 pts

Through a lower cost base post “Fit-together”, the Division’s operating leverage has increased significantly. With higher sales, relatively stable gross margins and lower costs, EBIT increased 40% and EBITDA grew by 33% in the first quarter. The Division recorded an EBITDA margin of 20.8%, up from 16.7% in the previous year.

	First Quarter

Sales and results	Current	Prior	Change
(In million Swiss Francs)	year	year	(mCHF)	(%)

SALES	23.2	24.2	-1.0	-4.3%
EBIT	-1.8	-3.8	2.0	53.2%
EBITDA	1.8	0.0	1.8	n.m.
EBITDA Margin	7.8%	0.1%	—	7.7 pts

Profitability increased significantly over the previous year, with a CHF 2 million, or 53% improvement in EBIT in the first quarter. EBITDA was CHF 1.8 million, or 7.8% of sales, markedly higher than the break-even result in the previous year. Earnings improvements are largely due to a lower cost base after the completion of the integration and cost reduction efforts in the third quarter of fiscal year 2003.

	First Quarter

Sales and results	Current	Prior	Change
(In million Swiss Francs)	year	year	(mCHF)	(%)

SALES	13.9	10.9	3.0	27.5%
EBIT	1.0	0.3	0.7	249.7%
EBITDA	2.4	1.2	1.2	101.1%
EBITDA Margin	17.0%	10.8%	—	6.2 pts

EBITDA margins increased to 17.0% in the first quarter, primarily as a result of positive gross margin development and lower costs.

Divisional Performance

Metrology Division

The Metrology Division performed well in the first quarter despite continued pressure in its end markets. Sales grew by 35.7% over the previous year and by 45.5% on a currency adjusted basis, primarily as a result of the base-effect of an unusually low first quarter in the previous year. Sales also benefited from increased spending on large aerospace projects. Opportunities within the automotive and general industrial sectors remain attractive.

	First Quarter

Sales and results	Current	Prior	Change
(In million Swiss Francs)	year	year	(mCHF)	(%)

SALES	15.3	11.3	4.0	35.7%
EBIT	1.7	0.1	1.6	n.m.
EBITDA	3.4	1.0	2.5	257.5%
EBITDA Margin	22.5%	8.6%	—	13.9 pts

Profitability remained healthy, with an EBITDA margin of 22.5%. EBIT also increased substantially, largely due to exceptionally low sales in the prior year.

New Businesses (Cyra) Division

Cyra’s revenues increased 18.4% in the first quarter and 24.8% on a currency-adjusted basis. Cyra continues to broaden its presence in non-US markets and has maintained its global market leadership position, despite increased competition. The Division views the expansion of participants as a sign of widening market acceptance of laser scanning technology as a viable and economical solution for complex surveying, facility management and engineering tasks.

	First Quarter

Sales and results	Current	Prior	Change
(In million Swiss Francs)	year	year	(mCHF)	(%)

SALES	3.3	2.8	0.5	18.4%
EBIT	-3.5	-5.2	1.6	31.8%
EBITDA	-1.5	-3.0	1.5	50.3%
EBITDA Margin	-46.0%	-109.4%	—	63.4 pts

Although Cyra continues to operate at an EBITDA loss, the Division reduced its EBITDA losses by over 50%, largely due to cost reductions taken in the previous year.

Special Products Division—Continuing operations

The Division’s third-party manufacturing and GPS-Marine businesses continue to perform well, with sales from continuing operations growing by 30.5%. Earnings also remained healthy; EBIT increased 18.0% over the previous year and the Division achieved an EBITDA margin of over 30%.

	First Quarter

Sales and results	Current	Prior	Change
(In million Swiss Francs)	year	year	(mCHF)	(%)

SALES	8.9	6.8	2.1	30.5%
EBIT	2.0	1.7	0.3	18.0%
EBITDA	2.7	2.5	0.2	9.3%
EBITDA Margin	30.2%	36.0%	—	-5.8 pts

Other Matters / Outlook

Other Matters

Employees

We had 2,361 employees at the end of June 2003, of which 59% were based in Europe, 25% in the Americas, and 16% in Asia and the rest of the world.

Annual Shareholder’s Meeting

The 2003 Annual General Shareholder’s Meeting will be held on September 3, 2003 at 15:00 CET in the Sporthalle Aegeten in Widnau, Switzerland. Please find attached the formal invitation, along with the agenda, the motions of the Board, and a registration form. All shareholders are cordially invited to participate in this meeting.

Share Performance

2,207,225 registered shares
—	@ 50 CHF nominal per share: Share capital CHF 110.4m
—	@ 141.5 CHF carrying amount per share: Shareholders’ equity CHF 312.3m
—	@ 102.2 CHF average quarterly share price: Market capitalization (quart. average) CHF 225.6m

Business Outlook — Second Quarter and Full Year 2004
(barring any unforeseen circumstances)

Given the strong performance in the first quarter, and maintaining our previous expectations for the second half-year, we now expect top-line growth for the full year (from continuing operations) to exceed 5%, with growth likely to be in the range of 6% to 7%.

In terms of the second quarter, which has historically been the slowest quarter in our fiscal year, we would expect sales from continuing operations to be level with, or slightly below, the prior year.

Profitability should be higher in the second half of the year than the first, due primarily to higher sales and the timing of new product introductions, which are planned mostly for the third and fourth quarters. We expect EBITDA margins to remain above the previous year and further expect full year net income to be positive, despite a possible net loss in the second quarter.

On behalf of the Board of Directors, the management team and the employees of Leica Geosystems, we would like to thank you for your support and continued investment in Leica Geosystems.

Sincerely,

Mario Fontana Chairman of the Board Leica Geosystems	Hans Hess CEO and Member of the Board of Directors Leica Geosystems

Financial Statements

CONDENSED FINANCIAL STATEMENTS

LEICA GEOSYSTEMS HOLDINGS AG

3 Months (1st Quarter)
for the periods from April 1, 2002 to June 28, 2002
and April 1, 2003 to June 27, 2003

According to International Financial Reporting Standards (IFRS)

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF INCOME
(in thousand CHF, except share data)

unaudited

3 Months (1st Quarter)

	This year	Last year
	For the period	For the period
	April 1, 2003 to	April 1, 2002 to
	June 27, 2003	June 28, 2002

Total Sales	165'928	177'938
Sales from discontinued operations	—	26'592
Sales from continuing operations	165'928	151'346
Cost of sales	-78'768	-68'825

Gross profit	87'160	82'521

Research and development costs	-16'578	-16'438
Selling and marketing costs	-38'491	-42'068
General and administrative costs	-19'359	-23'144
Other operating income/(expense) net	-1'918	-3'914
Gain/(loss) on disposal of property, plant and equipment net	-5	-544

Operating result from continuing operations	10'809	-3'587
Operating result from discontinued operations	—	7'654

Operating result	10'809	4'067

Income/(loss) from associated companies	317	-39
Finance costs	-5'928	-9'670

Income/(loss) before tax	5'198	-5'642

Income tax benefit/(expense)	-3'995	2'236

Net income/(loss)	1'203	-3'406

Weighted average number of ordinary shares in issue	2'207'225	2'251'762
Basic earnings per share (single CHF)	0.55	-1.51

Adjustments for share options	11'895	43'482
Weighted average number of shares for diluted earnings per share	2'219'120	2'295'244
Diluted earnings per share (single CHF)	0.54	-1.51

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED BALANCE SHEETS
(in thousand CHF)

	unaudited	audited

	June 27, 2003	March 31, 2003

ASSETS
Current assets
Cash and cash equivalents	1'541	1'701
Trade accounts receivable	147'975	141'624
Inventories	112'062	104'507
Prepayments and accrued income	13'543	12'999
Other current assets	17'979	15'039

Total current assets	293'100	275'870

Non-current assets
Property, plant and equipment	91'581	93'545
Goodwill	172'471	177'484
Other intangible assets	92'446	92'066
Investments in associates	8'538	8'091
Deferred taxes	33'452	34'202
Other non-current assets	1'548	1'795

Total non-current assets	400'035	407'183

TOTAL ASSETS	693'135	683'053

of which discontinued operations	—	—

LIABILITIES AND EQUITY
Current liabilities
Bank overdrafts	140	1'269
Loans and borrowings	5'028	5'829
Trade accounts payable	56'941	57'891
Advance payments	734	502
Accrued compensation	27'798	26'127
Other accrued liabilities	37'560	32'831
Provisions	8'626	10'609
Corporate tax, current	21'030	20'201
Other current liabilities	10'643	13'910

Total current liabilities	168'501	169'169

of which discontinued operations	—	—

Non-current liabilities
Loans and borrowings
Revolving Credit Facility	63'034	52'945
9 7/8% Notes	98'264	93'842
Other loans & borrowings	1'585	1'959
Pension obligations	12'160	12'959
Deferred taxes	34'159	35'132
Other non-current liabilities	3'167	3'427

Total non-current liabilities	212'369	200'264

Total liabilities	380'869	369'433

Shareholders’ Equity
Share capital	110'362	110'478
Share premium	59'807	59'918
Reserves	250'788	250'788
Accumulated deficit	-75'399	-76'602
Hedging and currency translation adjustment	-33'291	-30'962

Total shareholders’ equity	312'266	313'620

TOTAL LIABILITIES AND EQUITY	693'135	683'053

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousand CHF, except number of shares)

	Number of				Hedging and
	registered		Share	Accumu-	currency
	shares	Share	Premium/	lated	translation
	issued	Capital	Reserves	Deficit	adjustment	TOTAL

Balance at March 31, 2002	2'251'101	112'554	316'178	-98'517	2'060	332'275

Issuance of common stock	2'704	135	412	—	—	547
Treasury shares movement	14	1	1	—	—	2
Net Loss	—	—	—	-3'406	—	-3'406
Cash flow hedging adjust. (net of tax)	—	—	—	—	1'996	1'996
Currency translation adjustment	—	—	—	—	-22'330	-22'330

Balance at June 28, 2002	2'253'819	112'690	316'591	-101'923	-18'274	309'084

Balance at March 31, 2003	2'209'554	110'478	310'706	-76'602	-30'962	313'620

Issuance of common stock	—	—	—	—	—	—
Treasury shares movement	-2'329	-116	-112	—	—	-228
Net Income	—	—	—	1'203	—	1'203
Cash flow hedging adjust. (net of tax)	—	—	—	—	-1'762	-1'762
Currency translation adjustment	—	—	—	—	-567	-567

Balance at June 27, 2003	2'207'225	110'362	310'595	-75'399	-33'291	312'266

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(in thousand CHF)

unaudited

3 Months (1st Quarter)

	This year	Last year
	For the period	For the period
	April 1, 2003 to	April 1, 2002 to
	June 27, 2003	June 29, 2002

Cash Flows from Operating Activities:
Operating profit	10'809	4'067
Net interest expense paid	-6'034	-5'958
Taxes paid	-2'655	-978
Depreciation and amortization	16'963	16'445
Other non-cash items	178	544
Changes in assets and liabilities	-12'198	-18'582

Cash provided by/(used in) operating activities	7'063	-4'462

of which discontinued operations	—	-6'854

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	-2'629	-4'355
Cash expended on intangible assets	-9'212	-10'080
Sale of assets	—	3'342

Cash provided by/(used in) investing activities	-11'840	-11'093

of which discontinued operations	—	-359

Cash Flows from Financing Activities:
Loans and borrowings	5'948	16'333
Debt issuance costs	-1'015	—
Proceeds from issue of share capital and own shares	-228	259

Cash provided by/(used in) financing activities	4'704	16'592

of which discontinued operations	—	8'055
Effect of exchange rate changes on cash and cash equivalents	-88	-246

Net increase/(decrease) in cash and cash equivalents	-160	791
Cash and cash equivalents at beginning of specified period	1'701	2'990

Cash and cash equivalents at end of specified period	1'541	3'781

of which discontinued operations	—	889

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED CONSOLIDATED SEGMENT INFORMATION
(in thousand CHF)

BUSINESS SEGMENTS

unaudited

3 Months (1st Quarter)

	This year	Last year
	For the period	For the period
	April 1, 2003 to	April 1, 2002 to
	June 27, 2003	June 28, 2002

Sales to external customers:
Surveying & Engineering	101'394	94'844
GIS & Mapping	23'190	24'240
Consumer Products	13'947	10'935
Metrology	15'265	11'251
New Business	3'259	2'753

Total Segments	157'056	144'023
Special Products — Continuing operations	8'872	6'799
Special Products — Discontinued operations	—	26'592
Central Services	—	524

Total sales to external customers	165'928	177'938

Results:
Surveying & Engineering	16'626	11'877
GIS & Mapping	-1'710	-3'695
Consumer Products	1'032	295
Metrology	1'680	163
New Business	-3'544	-5'193

Total Segments	14'083	3'447
Special Products — Continuing operations	1'610	1'550
Special Products — Discontinued operations	—	7'654
Central Services	-4'884	-8'584

Total operating profit/(loss)	10'809	4'067

Income/(loss) from associated companies:
GIS & Mapping	-62	-88
Metrology	—	-76

Total Segments	-62	-164
Special Products — Continuing operations	368	125
Central Services	11	—

Total associates gain/(loss)	317	-39

Depreciation and Amortization:
Surveying & Engineering	-4'455	-3'985
GIS & Mapping	-3'576	-3'797
Consumer Products	-1'341	-885
Metrology	-1'759	-875
New Business	-2'045	-2'180

Total Segments	-13'176	-11'722
Special Products — Continuing operations	-701	-775
Special Products — Discontinued operations	—	-336
Central Services	-3'085	-3'612

Total depreciation and amortization	-16'963	-16'445

EBITDA:
Surveying & Engineering	21'081	15'862
GIS & Mapping	1'804	14
Consumer Products	2'372	1'180
Metrology	3'439	962
New Business	-1'498	-3'013

Total Segments	27'198	15'005
Special Products — Continuing operations	2'678	2'450
Special Products — Discontinued operations	—	7'990
Central Services	-1'787	-4'972

Total EBITDA	28'089	20'473

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

NOTES TO THE UNAUDITED, CONDENSED AND CONSOLIDATED FINANCIAL INFORMATION
(in thousand CHF)

1   Accounting policies

These consolidated interim condensed financial statements are prepared in accordance with IAS34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2003.

These condensed and consolidated interim financial statements should be read in conjunction with the annual financial statements for the Fiscal Year ended March 31, 2003.

2   Finance costs

The Finance costs (in thousand CHF) for the comparative periods are itemized below:

	unaudited

	3 Months (1st Quarter)

	This year	Last year
	For the period	For the period
	April 1, 2003 to	April 1, 2002 to
	June 27, 2003	June 28, 2002

Interest income	15	310

Interest expense:
Revolving Credit Facility	-837	-1'634
9 7/8% Notes	-2'605	-2'318
Other	-70	-33

Total interest expense	-3'512	-3'985
Debt acquisition, issuance and share offering costs:
Amort. of debt acquisition cost — Revolving Credit Facility	-551	-572
Amort. of debt acquisition cost — 9 7/8% Notes	-95	-96

Total debt acquisition, issuance and share offering costs	-646	-668
Foreign exchange gains/(losses) on borrowings	-1'785	-5'327

Total finance costs	-5'928	-9'670

3   New Senior Revolving Multi-Currency Credit Facility

On May 23, 2003, the Company signed a new three-year Senior Revolving Multi-Currency Credit Facility (the “Credit Facility”). The new “Credit Facility”, effective mid-June, 2003, is in the amount of CHF 150 million and replaced the initial CHF 240 million Senior Revolving Credit Facility, as well as CHF 30 million in other auxiliary facilities.

The new “Credit Facility” is comprised of seven syndicate banks with UBS AG Zurich acting as Agent. The new “Credit Facility” contains a number of standard restrictions on the ability of the borrowers to grant security, declare dividends, make acquisitions and disposals etc. However, the company has negotiated numerous specific and general exceptions to these covenants, which give flexibility to operate the company’s day-to-day business.

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION
(in thousand CHF)

4   Continuing and discontinued operations

The Company divested its defense business as well as its electronic parts manufacturing entities of Wiltronic (including its subsidiary in Austria) in Fiscal Year 2003. Both divestments were announced in January 2003. For Wiltronic the Company retains a 25% interest, including a put option (held by Leica) and a call option (held by Escatec). The sale of Wiltronic was effective retroactive to January 1, 2003 and was therefore deconsolidated as of the beginning of quarter four of the Company’s previous Fiscal Year. The Company’s defense business, consisting of Leica Vectronix AG (in Heerbrugg, Switzerland) and Leica Technologies Inc (Delaware, USA), was deconsolidated as of February 1, 2003.

Taking the divestments into account, the Company prepared the following consolidated income statements for the comparative quarterly periods of Fiscal Year 2003 (prior year) of which in particular the cost of sales, the gross profit and the operating expenses reflect continuing operations:

	unaudited				audited

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full FY03

Total Sales	177'938	186'406	196'295	175'174	735'813
Sales from discontinued operations	26'592	30'365	25'026	3'519	85'501
Sales from continuing operations	151'346	156'041	171'269	171'655	650'312
Cost of sales	-68'825	-73'950	-83'423	-87'853	-314'051

Gross profit	82'521	82'091	87'846	83'802	336'261

Research and development costs	-16'438	-13'487	-16'355	-17'206	-63'486
Selling and marketing costs	-42'068	-40'131	-39'728	-40'064	-161'990
General and administrative costs	-23'144	-18'572	-20'565	-15'613	-77'894
Other operating income/(expense) net	-3'914	-9'510	-4'585	-4'013	-22'022
Gain/(loss) on disposal of property, plant and equipment net	-544	-105	-287	-133	-1'069

Operating result from continuing operations	-3'587	287	6'327	6'774	9'801
Operating result from discontinued operations	7'654	7'864	5'985	31'938	53'441

Operating result	4'067	8'151	12'312	38'712	63'242

Income/(loss) from associated companies	-39	-124	183	-2'557	-2'538
Finance costs	-9'670	-357	-3'183	-6'147	-19'357

Income/(loss) before tax	-5'642	7'670	9'312	30'008	41'347

Income tax benefit/(expense)	2'236	-5'406	-1'317	-14'945	-19'432

Net income/(loss)	-3'406	2'264	7'995	15'063	21'915

Weighted average number of ordinary shares in issue	2'251'762	2'250'426	2'237'039	2'209'554	2'237'195
Basic earnings per share (single CHF)	-1.51	1.01	3.57	6.82	9.80

Adjustments for share options	43'482	1'642	—	—	4'624
Weighted average number of shares for diluted earnings per share	2'295'244	2'252'068	2'237'039	2'209'554	2'241'819
Diluted earnings per share (single CHF)	-1.51	1.01	3.57	6.82	9.78

ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

LEICA GEOSYSTEMS HOLDINGS AG

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION
(in thousand CHF)

The Company also determined the figures of discontinued operations under certain assumptions for the quarterly comparative periods of Fiscal Year 2003. The financial impact of the divestments is summarized in the following income statements:

	unaudited				audited

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full FY03

Sales from discontinued operations	26'592	30'365	25'026	3'519	85'501
Cost of sales	-14'308	-17'552	-13'944	-2'167	-47'971

Gross profit	12'284	12'813	11'082	1'352	37'530

Research and development costs	-563	-637	-981	-287	-2'468
Selling and marketing costs	-2'994	-2'989	-2'640	-919	-9'543
General and administrative costs	-1'000	-1'030	-1'209	-253	-3'492
Other operating income/(expense) net	-73	-292	-266	57	-574
Gain on sale of discontinued operations	—	—	—	31'989	31'989

Operating result from discontinued operations	7'654	7'864	5'985	31'938	53'441

Finance costs	-168	-54	168	14	-40

Income before tax	7'486	7'810	6'153	31'952	53'401

Income tax benefit/(expense)	-1'810	-2'041	-1'247	-12'665	-17'763

Net income from discontinued operations	5'676	5'769	4'906	19'287	35'638

Balance sheet:	Assets and liabilities as of March 31, 2003 do not include any amounts related to discontinued operations.

Cash flow:	Discontinued operations affected the Company’s cash flow statements in Fiscal Year 2003 as follows:

	unaudited				audited

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full FY03

Cash provided by/(used in) operating activities	-6'854	16'310	4'334	-718	13'072
Cash used in investing activities	-359	-622	-270	-61	-1'312
Cash provided by/(used in) financing activities	8'055	-15'843	-1'877	-295	-9'960

Cash and cash equivalents at end of specified period of discont. operations	889	734	2'921	1'847	1'847

5   Post balance sheet events

There are no events to report which could have a significant influence on the financial statements for the period ended June 27, 2003.

For electronic copies of this publication and other
company information, please visit our website at:
www.leica-geosystems.com/investor/index.htm

Company contact information:
 Investor Relations:
George Aase
Director Investor Relations
Phone +41-71-727-3064
Email: investor@leica-geosystems.com	Leica Geosystems CH-9435 Heerbrugg (Switzerland) Phone +41 71 727 31 31 Fax +41 71 727 46 73 www.leica-geosystems.com